As filed with the Securities and Exchange Commission on August 1, 2017
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
Commission File Number: 333-191545

MIRAMAR LABS, INC.
(Exact name of registrant as specified in its charter)

2790 Walsh Avenue
Santa Clara, California 95051
(408) 579-8700
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Common Stock, par value $0.001 per share
(Title of each class of securities covered by this Form)
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐
Approximate number of holders of record as of the certification or notice date: One*

* On July 25, 2017, pursuant to the Agreement and Plan of Merger, dated June 11, 2017, by and among Miramar Labs, Inc., a Delaware corporation (the “Company”), Sientra, Inc., a Delaware corporation (“Parent”), and Desert Acquisition Corporation, a Delaware corporation (“Merger Sub”), Merger Sub merged with and into the Company, with the Company being the surviving entity (the “Merger”). As a result of the Merger, the Company became a wholly owned subsidiary of Parent.

Pursuant to the requirements of the Securities Exchange Act of 1934, Miramar Labs, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Miramar Labs, Inc.

Date:	August 1, 2017	By:	/s/ Michael Carroll
Name: Michael Carroll
Title: Secretary